April 21, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Tia L. Jenkins

Re:     Alpha Natural Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 8-K Filed February 12, 2015
File No. 001-32331

Dear Ms. Jenkins,

Per my telephone conversation with Mr. John Coleman on April 21, 2015, on behalf of Alpha Natural Resources, Inc. (the “Company), I write to confirm an extension of the 10 business day response requirement noted in the letter dated April 14, 2015 (the “Letter”) from the staff of the Commission (the “Staff”) relating to the Company’s Annual Report on Form 10‑K for the year ended December 31, 2014 and the Company’s Current Report on Form 8-K filed February 12, 2015. Per our conversation, we will provide responses to the Letter no later than May 26, 2015. We believe additional time is required to properly review and finalize the responses.

If you require additional information, please telephone the undersigned at 276-285-2134.

Very truly yours,

/s/ William L. Phillips III

William L. Phillips III
Assistant Secretary

cc:     Philip J. Cavatoni, Chief Financial and Strategy Officer, Alpha Natural Resources, Inc.
Alan W. Jones, Jr., Chief Accounting Officer, Alpha Natural Resources, Inc.
Richard H. Verheij, General Counsel and Secretary, Alpha Natural Resources, Inc.